ORBITAL TRACKING CORP.
18851 N.E. 29th Ave., Suite 700
Aventura, Florida 33180

July 14, 2015

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Gregory Dundas, Attorney-Advisor

Re:	Orbital Tracking Corp. Registration Statement on Form S-1 Filed May 13, 2015 File No. 333-204126

Ladies and Gentlemen:

    The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated June 2, 2015 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Orbital Tracking Corp. (the “Company”) filed on May 13, 2015. The Company is simultaneously filing Amendment No.1 to the Registration Statement (the “Amendment”).

    The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.	Please revise to update your financial statements for the quarter ended March 31, 2015.

Response:

    The Company has included financial statements for the quarter ended March 31, 2015 in the Amendment.

Risks Related to Our Organization and Our Common Stock, page 3

2.
Please provide a separate risk factor that discusses the significant number of shares that could be issued upon conversion of your Series A, B, C, D and E preferred stock and the depressive effect this market overhang could have on the price of your shares. Provide a table that shows the total number of common shares that may be issued upon conversion of each class of preferred stock. When discussing the limitations on the conversion of your preferred stock, disclose that, even though the holders of the convertible preferred stock may not convert these securities if they would own more than 4.99% of the then-outstanding common stock, this restriction does not prevent these holders from selling some of their holdings and then converting additional shares. In this way, the holders could sell more than these limits while never holding more than those limits.

Response:

    The Company has included the risk factor described above in the Amendment.

July 14, 2015

Security Ownership of Certain Beneficial Owners and Management, page 25

3.
We note that the company has outstanding equity securities other than common stock that have voting rights, including Series A, B, C, D and E convertible preferred stock. Please note that you must disclose any person who is the beneficial owner of more than five percent of any class of voting securities, providing the disclosure required by Item 403(a) of Regulation S-K as to each class of voting securities. You also must provide disclosure as to amount and percentage of each class of equity securities beneficially owned by each named executive officer, director, and directors and executive officers as a group pursuant to Item 403(b) of Regulation S-K. Please revise your beneficial ownership table accordingly. Furthermore, since several classes of voting securities have different voting rights, please provide a column that discloses the total voting power of each beneficial owner. Provide narrative or footnote disclosure that discusses the voting rights of each class of securities.

Response:

    The Company has revised the beneficial ownership table and related disclosures to respond to the comment above.

4.
We note your disclosure in the footnotes to the beneficial ownership and selling shareholder tables that beneficial ownership of certain persons does not include a significant number of shares into which your preferred stock is convertible due to ownership limitations. Please disclose in these footnotes that, even though the holders of the convertible preferred stock may not convert these securities if they would own more than 4.99% of the then-outstanding common stock, this restriction does not prevent these holders from selling some of their holdings and then converting additional shares. In this way, the holders could sell more than these limits while never holding more than those limits.

Response:

    The Company has revised the beneficial ownership table and related disclosures to respond to the comment above.

Description of Securities, page 33

Preferred Stock, page 33

5.
Under the description of each class of your convertible preferred stock, please disclose the total number of common shares into which the outstanding shares of each class of preferred stock is convertible without regard to the 4.99% limitation.

Response:

    The “Description of Securities” portion of the Amendment discloses the total number of common shares into which the outstanding shares of each class of preferred stock is convertible without regard to the 4.99% limitation.

July 14, 2015

Exhibit Index, page 11-4

6.
We note that exhibits 10.19, 10.21 and 10.22 are marked to indicate that they were previously filed in redacted form as exhibits to the Form 8-K filed December 16, 2004, and that applications for confidential treatment were submitted for each of them. However, our records do not indicate that such applications for confidential treatment were ever submitted. Please advise.

Response:

    The Company was informed that the confidential treatment applications were submitted in December.  The Company’s counsel has resubmitted the confidential treatment applications.

***

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (412) 310-8623 if you have any questions or comments.  Thank you.

Sincerely,
/s/ Theresa Carlise Theresa Carlise, Chief Financial Officer

Cc: Harvey Kesner, Esq.
      Avital Even-Shoshan, Esq.